SILVER STANDARD RESOURCES INC.
MANAGEMENT DISCUSSION AND ANALYSIS

Management Discussion and Analysis of Financial Position and Operating Results

We are a development stage company that since 1994 has assembled a portfolio of silver-dominant projects which are located in seven countries in the Americas and Australia.  We are now focused on advancing our five principal projects, the Pirquitas Project, the San Luis Project, the Pitarrilla Project, the Diablillos Project and the Snowfield Project, to commercial production.  Currently we are completing the construction of our Pirquitas property located in the province of Jujuy in northwest Argentina.  In aggregate, we own what we believe to be the largest in-ground silver resource of any publicly-traded primary silver company.  Certain of our projects also contain significant gold resources. We may opportunistically monetize certain of our other assets.  Our common stock is quoted on the Nasdaq Global Market under the trading symbol SSRI and listed on the Toronto Stock Exchange under the symbol SSO.

This management discussion and analysis (MD&A) of the financial position and operating results of the company for the twelve months and three months ended December 31, 2008 and 2007 is prepared as of March 10, 2009 and should be read in conjunction with the audited consolidated financial statements and the related notes thereto, which have been prepared in accordance with Canadian generally accepted accounting principles. All dollar amounts referred to in this discussion and analysis are expressed in Canadian dollars except where indicated otherwise.  Additional information relating to us, including our annual information form, is available free of charge on our website at www.silverstandard.com, on the Canadian Securities Administrators’ (CSA) website at www.sedar.com, and on the EDGAR section of the United States Securities and Exchange Commission’s (SEC) website at www.sec.gov.

PIRQUITAS CONSTRUCTION UPDATE

During the year, approximately $158.5 million of capital and $7.8 million of exploration expenditures were incurred on the Pirquitas property in Argentina. Pirquitas is on track with process commissioning underway and commencement of ore delivery to the silver circuit in the first quarter of 2009.  Initial production will focus on the processing of over 400,000 tonnes of run-of-mine grade jig tails from the historic operations and then transition to material from the open pit. To date, in excess of five million tonnes of material has been moved from the Pirquitas open pit and stockpiling of ore has commenced.

At current metal prices, the silver and tin concentrates account for over 95% of the anticipated revenue from the mine.  As a result, the silver circuit will be optimized first, followed by the tin circuit.  A decision to complete the zinc circuit is dependent on the results of metallurgical testwork to be received on increasing silver recoveries.  Process equipment purchased for the zinc circuit may be better served increasing the silver recovery.

With production ramping up through Q2, Pirquitas is expected to produce in excess of six million ounces of silver in 2009 and achieve full production in 2010 in excess of 10 million ounces of silver.

The Pirquitas property is located in the province of Jujuy in northwest Argentina.  In May 2008, we reported that proven and probable silver reserves at Pirquitas have increased by 43% to 195 million ounces.  Based on the increased reserves, Pirquitas mine life has been extended to 14.5 years.  The mine is expected to produce an average of approximately 10 million ounces of silver per year.

In February 2009, we updated the capital cost estimate for the project to US$230 million plus IVA from the previous capital cost estimate of US$220 million plus IVA as inflation in wages and local inputs continues to place pressure on costs.  In developing this cost estimate in November 2007, we estimated inflation for wages and other inputs within Argentina significantly higher than the official rate.  With inflation exceeding company estimates, the estimated cost to complete the construction of Pirquitas has increased to US$230 million or 5% over the 2007 estimate.   With eight months of mining experience and in-country administration, the company estimates that mining, milling and administration costs will now average US$26/tonne over the life of the mine.

As of December 31, 2008, the Company had expended US$194 million of the total estimated construction costs of US$230 million.

FINANCIAL SUMMARY FOR 2008

•	We recorded a loss for the year of $10.5 million or $0.17 per share. Significant items incurred during the year include:
o	$18.4 million write-down on asset-backed commercial paper;
o	$10.2 million non-cash stock based compensation;
o	$6.0 million mark to market write-down of marketable securities;
o	$5.1 million general and administration expense;
o	$3.4 million future income tax expense;
o	$3.7 million financing fees associated with the convertible debt financing;
o	$2.8 million interest expense on convertible debt;
o	$2.1 million current income tax expense;
       offset by:
o	$23.5 million gain on sale of silver bullion;
o	$18.2 million after-tax gain on sale of the Shafter Silver Project.

•	We incurred $7.8 million (2007 - $6.3 million) for exploration and $158.5 million (2007 - $52.9 million) for construction and mining equipment at the Pirquitas property during the year.

•
We incurred total expenditures of $39.6 million (2007 - $36.5 million) to advance our other key properties during the year.  Significant expenditures include $18.4 million (2007 - $17.6 million) for exploration at the Pitarrilla Project in Mexico, $7.0 million (2007 - $8.2 million) for exploration at the San Luis Project in Peru, $6.0 million (2007 - $4.8 million) for exploration at the Diablillos Project in Argentina, and $4.9 million (2007 - $2.6 million) for exploration at the Snowfield Project in Canada.

•	We successfully completed a US$138 million convertible debt financing for net proceeds of $129.8 million after fees and commissions.

•	We sold our silver bullion at an average price of US$20.30 per ounce for proceeds of $39.2 million (US$39.6 million).

•
We closed the sale of the Shafter Silver Project in Presidio County, Texas, to Aurcana Corporation for total consideration of $38.2 million.  The transaction resulted in a pre-tax gain of $31.5 million (after-tax gain of $18.2 million).

CURRENT MARKET CONDITIONS

The global financial markets have experienced significant events which have impacted the global economy with reduced credit availability; higher cost of funding; high volatility in commodity prices and foreign exchange markets; and a slowdown in general economic activity.  These events could have a significant impact on our business such as:
•	The credit crisis may impact the availability and cost of financing our projects.
•	The volatility in silver and other metal prices impacts our future revenues, earnings and cash flow.
•	The volatility of stock markets impacts the value of our share investments.

We will continue to adopt strategies to mitigate these challenges.  In February 2009, we successfully completed a public offering of 5.45 million common shares for net proceeds of $109 (US$87) million after estimated fees and commissions.

FINANCIAL REVIEW

For the year ended December 31, 2008, we recorded a net loss of $10,489,000 ($0.17 per share), compared to $35,223,000 ($0.57 per share) in 2007.  A discussion on the various components of the expense and income items compared to the prior year follows:

Financial Results from Operations

The following is a summary and discussion on the various components of the expenses and income items recorded during the year compared to the prior year:

Exploration costs	2008	2007
	$(000)	$(000)

Property examination and exploration	365	78
Reclamation and accretion	352	782

	717	860

We incurred $365,000 in property examination and exploration expenditures in 2008 compared to $78,000 in 2007, reflecting an increase in generative activity in Mexico.

Reclamation and accretion expense in 2008 amounted to $352,000 compared to $782,000 in 2007.  The various components of the expense were: $158,000 of accretion expense in 2008 compared to $215,000 in 2007; $93,000 of cash site restoration and clean-up costs in 2008 compared to $135,000 in 2007; and $101,000 due to changes in estimates of the amount or timing of future cash expenditures in 2008 compared to $432,000 in 2007, reflecting a decrease in reclamation activity at the Duthie project during the period.

Expenses	2008	2007
	$(000)	$(000)

Salaries and employee benefits	3,323	2,808
Depreciation	305	318
Professional fees	978	658
General and administration	5,119	5,054
Stock-based compensation	10,201	14,999
Foreign exchange loss	391	3,527

	20,317	27,364

Salaries and employee benefits for 2008 were $3,323,000 compared to $2,808,000 in 2007.  The $515,000 increase in salaries and benefits over 2007 is the result of hiring additional senior staff as we continue our transition to a producing company and the impact of salary adjustments effective at the beginning of 2008.

Depreciation expense during 2008 was $305,000 compared to $318,000 recorded in 2007.  The decrease is minimal as no significant capital assets were purchased at our corporate office during the year.

Professional fees include fees for the annual audit, accounting, tax and legal services.  Total costs for 2008 were $978,000 compared to $658,000 in 2007.  The $320,000 increase in expenses in 2008 over the prior year relates to higher accounting, tax and legal fees.  These higher costs are expected to continue as we grow and advance our properties.

General and administrative expenses for 2008 were $5,119,000 compared to $5,054,000 in 2007.  The increase in general and administrative expenses was due to higher insurance fees, office expenses and travel costs as the company continues to grow.

Stock-based compensation expense for 2008 was $10,201,000 compared to $14,999,000 in 2007.  Of the current year’s expense, $2,120,000 was related to general and administration for directors and consultants as compared to $2,804,000 in 2007, and $8,081,000 was related to employee salaries and benefits as compared to $12,195,000 in 2007.  The decrease in stock based compensation was related to vesting of stock options granted in prior years and less stock options being issued in the current year.  We value stock options granted to employees, directors and consultants using the Black-Scholes pricing model.

Foreign exchange loss for 2008 was $391,000 compared to $3,527,000 in 2007.  As proceeds from our convertible debt financing and sale of silver bullion were in US dollars, we now hold a significant portion of our cash in US funds.  Therefore, the strengthening of the US dollar versus the Canadian dollar would result in a foreign exchange gain and vice versa.  The decrease in foreign exchange loss as compared to the prior year reflected the strengthening in the US dollar versus the Canadian dollar during the year.

Other income (expenses)	2008	2007
	$(000)	$(000)

Investment income	3,190	6,757
Financing fees	(3,690)	-
Interest expense on convertible debt	(2,769)	-
Gain on sale of silver bullion	23,457	-
Gain on sale of marketable securities	2,105	650
Unrealized gain (loss) on financial instruments held-for-trading	4	(1,801)
Write-down of marketable securities	(5,990)	-
Write-down of other investments	(18,402)	(12,000)
Gain on sale of mineral property	31,526	493

	29,431	(5,901)

Investment income was $3,190,000 for 2008 compared to $6,757,000 in 2007.  The decreased investment income was due to lower yields on investments.  As a result of significant volatility in the credit market since the fourth quarter of 2007, we opted to mitigate credit risk by investing the majority of our cash and cash equivalents in US and Canadian government treasury bills.  These treasuries have lower yields.

In February 2008, we successfully completed a US$138,000,000 convertible note financing.  The convertible notes bear interest at a rate of 4.5% per year and may be redeemed by us on and after March 5, 2013.  Financing fees of $3,690,000 incurred relate to one-time financing expenses including underwriters’ commissions, legal fees and auditors’ fees associated with the financing.

During 2008, accretion expense and interest expense related to the convertible notes were $5,344,000 and $5,698,000, respectively; $4,039,000 of accretion expense and $4,234,000 of interest expense were capitalized to construction in progress during the period resulting in $1,305,000 of accretion and $1,464,000 of interest expensed in the period.

In March 2008, we sold our silver bullion at an average price of US$20.30 per ounce for cash proceeds of approximately $39,244,000.  The silver bullion was recorded at a cost of $15,787,000, resulting in an after-tax gain of $23,457,000.  No tax expense was recorded as we have sufficient tax pools to offset the taxable gain on the sale.

Gain on sale of marketable securities was $2,105,000 for 2008 compared to $650,000 in the prior year as we sold some of our marketable securities during the year.

Unrealized gain on financial instruments held-for-trading during the year was $4,000 compared to a loss of $1,801,000 in the prior year.  The gain in the current year consists of $1,412,000 gain on mark-to-market adjustment of foreign exchange options net of $1,381,000 loss on revaluation of Aurcana convertible debenture and $27,000 loss on mark-to-market adjustment on stock warrants investments.  The unrealized losses in the prior year were primarily related to mark-to-market adjustment of foreign exchange options.

Write-down of other investments in 2008 of $18,402,000 (2007 - $12,000,000) relates to the impairment in estimated fair value of our investment in Canadian asset-backed commercial paper, which is further discussed in “Other investments” in the liquidity section  and in the Critical Accounting Estimate sections below.  In addition, a mark to market write-down of $5,990,000 was recorded for available-for-sale marketable securities with decline in fair values that are considered other-than-temporary.

In July, 2008, we closed the sale of the Shafter Silver Project in Presidio County, Texas, to Aurcana Corporation (“Aurcana”).  Under the terms of the agreement, Aurcana paid us total consideration of $38,210,000 consisting of $23,000,000 in cash, 15 million Aurcana common shares with a fair value of $6,900,000 and a $10,000,000 convertible debenture with a fair value of $8,310,000.  After deducting transaction cost of $520,000, the sale of the Shafter Silver Project resulted in a gain on sale of mineral property of $31,526,000 (after-tax gain of $18,156,000).  In 2007, we sold a number of mineral properties for a total gain of $493,000.

Income taxes	2008	2007
	$(000)	$(000)

Current income taxes	15,470	-
Future income taxes	3,416	1,098

	18,886	1,098

For the year ended December 31, 2008, we recorded an income tax expense of $15,470,000 as compared to $nil in the prior year.  Majority of the income tax expense relates to the sale of the Shafter Silver Project.

Future income tax expense during the year was $3,416,000 compared to $1,098,000 in the prior year.  During the year, we adopted new accounting guidance requiring recognition of tax benefits or losses used to offset future income tax against unrealized gains or losses on our marketable securities to be recorded in net earnings instead of other comprehensive income.  Future income tax expense reflects the tax effect on change in fair value of our marketable securities, which decreased significantly since the third quarter.

Selected Financial Data

The following table sets forth selected financial data from our audited consolidated financial statements and should be read in conjunction with these statements:

	Year ended December 31
	2008 $(000)	2007 $(000)	2006 $(000)
Total revenues	nil	nil	nil
Earnings (loss) for year	(10,489)	(35,223)	16,382
Other comprehensive loss for the year	(16,605)	(5,339)
Basic and diluted earnings (loss) per share	(0.17)	(0.57)	0.28
Total assets	695,458	498,844	471,013
Long term debt	127,415	nil	nil
Working capital	50,802	117,268	250,234
Cash dividends declared	Nil	nil	nil

Summary of Quarterly Results

The following table sets forth selected quarterly financial information for each of our last eight quarters:
Quarter ending (unaudited)	Total Revenues $	Earnings (Loss) $(000)		Earnings (Loss) Per Share $
December 31, 2008	nil	(17,402)	(1)	(0.28)
September 30, 2008	nil	11,212	(2)	0.18
June 30, 2008	nil	(5,971)	(3)	(0.10)
March 31, 2008	nil	1,672	(4)	0.03
December 31, 2007	nil	(14,170)	(5)	(0.23)
September 30, 2007	nil	(13,356)	(6)	(0.21)
June 30, 2007	nil	(6,861)	(7)	(0.11)
March 31, 2007	nil	(836)		(0.01)

Explanatory notes
(1)
Includes $3,757,000 foreign exchange loss, $2,624,000 non-cash stock based compensation expense, $5,990,000 mark to market write-down of marketable securities and $2,100,000 of current income tax expense.

(2)
Includes $18,156,000 after-tax gain on sale of Shafter Silver Project, $1,656,000 foreign exchange gain, net of $3,016,000 future income tax expense, $2,707,000 non-cash stock based compensation expense and $924,000 unrealized loss on financial instruments held-for-trading.

(3)	Includes $2,436,000 in non-cash expenses related to value assigned to stock options, $1,127,000 foreign exchange loss, and $1,434,000 interest expense on convertible debt.
(4)
Includes $23,457,000 gain on sale of silver bullion, $2,837,000 foreign exchange gain, $1,397,000 gain on financial instruments held-for-trading and $978,000 gain on sale of marketable securities net of $18,402,000 write-down in fair value of asset-backed commercial paper.

(5)	Includes $4,252,000 in non-cash expenses related to value assigned to stock options and a further $8,000,000 write-down in fair value of asset-backed commercial paper.
(6)
Includes $4,531,000 in non-cash expenses related to values assigned to stock options, $4,000,000 write-down in fair value of asset-backed commercial paper, $2,000,000 foreign exchange loss and a $1,929,000 loss on the fair value of foreign exchange contracts.

(7)	Includes $4,004,000 in non-cash expenses related to values assigned to stock options and $1,889,000 in future income tax expense.

Fourth Quarter Results

During the fourth quarter, we recorded a net loss of $17,402,000 ($0.28 per share) as compared to a net loss of $14,170,000 ($0.23 per share) for the same quarter of the prior year.  The net loss is mainly attributed to foreign exchange loss of $3,757,000 (2007 - $1,144,000), non-cash stock based compensation of $2,624,000 (2007 - $4,252,000), $5,990,000 (2007- $nil) mark to market write-down of marketable securities with declines in fair value that were considered other than temporary and current income tax expense of $2,100,000 (2007 - $nil).

During the fourth quarter, total capital expenditures on the Pirquitas project were $59,493,000 (2007 - $27,719,000), which includes $58,153,000 (2007 - $12,849,000) in construction and mining equipment and $1,340,000 (2007 - $12,318,000) in exploration costs.  Other significant mineral property expenditures include $4,334,000 (2007 - $5,007,000) for Pitarrilla, $2,317,000 (2007 - $2,697,000) for Diablillos and $2,058,000 (2007 - $1,656,000) for San Luis.

FINANCIAL POSITION AND LIQUIDITY

Liquidity and Capital Resources

At December 31, 2008, we held $88,187,000 in cash and cash equivalents and $13,376,000 in marketable securities.

In 2008, we sold $134,936,000 (US$138,000,000) senior convertible notes for net proceeds of $129,806,000 (US$133,800,000) after commissions.  The unsecured senior Notes mature on March 1, 2028 and bear interest at a rate of 4.5% per annum, payable semi-annually.  We intend to use part of the net proceeds of the offering to finance a portion of the development costs of the Pirquitas Project and to use the balance of the net proceeds for the exploration of our other properties, for working capital and for general corporate purposes.

With the development of the Pirquitas mine, we are transitioning from an acquirer of silver projects and assets to a developer of silver projects and producer of silver.  During our acquisition phase, we purchased approximately 1.95 million ounces of silver bullion for investment purposes at an average cost of US$5.85 per ounce.  In March 2008, we sold our silver bullion at an average price of US$20.30 per ounce for proceeds of $39,244,000 (US$39,648,000), which will be used to advance our projects to production.

In July 2008, we sold the Shafter silver project in Presidio County, Texas, to Aurcana Corporation.  Under the terms of the sales agreement, we received total consideration of $38.2 million, consisting of $23 million in cash, 15 million shares of Aurcana with a fair value of $6.9 million and a $10 million convertible debenture with a fair value of $8.3 million (see “Convertible debenture receivable”).

Working capital at December 31, 2008 was $50,802,000 (2007 - $117,268,000).

Subsequent to year end, we closed a public share offering of 5,450,000 common shares at a price of US$17.00 per share, for aggregate gross proceeds of $115,924,000 (US$92,650,000).  After deducting underwriting fees and estimated offering expenses of 6,922,000 (US$5,533,000), net proceeds were $109,002,000 (US$87,117,000).

We have sufficient funds to complete the construction of the Pirquitas mine as well as complete our planned exploration programs for next year.

Operating Activities

Cash flow generated in operations totaled $18,003,000 in 2008, compared to cash used in operations of $4,531,000 in 2007.  This increase in cash flow generated was attributed to foreign exchange gain on our funds held in U.S. Dollars, offset by financing fees and interest expense related to issuance of convertible debt, additional salaries, professional fees and general and administrative costs.

Financing Activities

During 2008, a net total of $135,815,000 was raised through financing activities as compared to $11,794,000 in 2007.  The following table shows how the funds were raised:

Financing activities	2008	2007
	$(000)	$(000)

Proceeds from issuance of convertible notes	134,936	-
Financing costs related to equity portion of convertible notes financing	(1,440)	-
Exercise of stock options	2,319	11,794
	135,815	11,794

In 2008, we sold $134,936,000 (US$138,000,000) senior convertible notes for net proceeds of $129,806,000 after commissions.  The unsecured senior Notes mature on March 1, 2028 and bear interest at a rate of 4.5% per annum, payable semi-annually.  We intend to use part of the net proceeds of the offering to finance a portion of the development costs of the Pirquitas Project and to use the balance of the net proceeds for the exploration of our other properties, for working capital and for general corporate purposes.

A total of 186,100 shares were issued on the exercise of stock options for total proceeds received of $2,319,000 in 2008 compared to 886,600 shares issued on the exercise of stock options for total proceeds received of $11,794,000 in 2007.  The weighted average price received on the exercise of options was $12.46 per share in 2008 compared to $13.30 in 2007.

Investing Activities

Mineral Properties and Capital Expenditures

We spent $47.4 million (2007 - $42.7 million) for exploration and $135.8 million (2007 - $45.6 million) for construction and mining equipment during the year.  A summary of the exploration expenditures by mineral property follows:

	2008	2007
	$(000)	$(000)

Bowdens	261	607
Candelaria	301	321
Challacollo	227	1,998
Diablillos	6,037	4,768
Pirquitas	7,750	6,267
Pitarrilla	18,443	17,584
San Luis	6,981	8,196
Snowfield	4,949	2,571
Veta Colorada	604	79
Other	1,146	1,232
Change in non-cash working capital	696	(874)

	47,395	42,749

The above table reflects cash expenditures incurred by property.  It does not include non-cash charges.

Pirquitas

A total of $166,288,000 was incurred at the Pirquitas property in Argentina during the year, which includes $158,538,000 on mine construction and mining equipment and $7,750,000 in exploration activities.

Construction is progressing well on the project.  The commissioning and process operations teams are in place and preparing for start-up.  The plan is to start-up the silver circuit initially and then follow with the tin circuit once the silver process is operating.  The Operations crews are advancing well with the open pit pre-stripping.  Continuous shift operations are now well established, and we have seen success with the utilization of a high percentage of local people in our operator compliment. Local community employment is  high, and we are well supported by the local communities.

In May 2008 we updated the proven and probable silver reserves at Pirquitas, with silver reserves  increasing by 43% to 195.1 million ounces.    Based on the increased reserves, Pirquitas mine life has been extended to 14.5 years, an increase of 4.5 years from the November 2007 reserve update.  The reserve is indicative of the geologic potential of the Pirquitas system and does not incorporate any deepening of the initial pit.  The deposit remains open at depth.  The approximate 50% increase in mine life not only adds robustness to the project, but enables a greater window of opportunity for further exploration activities.  The updated reserve estimate incorporates drill data from an additional 74 reverse circulation drill holes totaling 16,850 meters of in-pit and pit wall drilling, uses metal prices of US$11.00/ounce silver, US$5.00/lb tin and US$1.05/lb zinc and is based on a new Whittle pit using total operating costs of US$22 per tonne.

In February 2009, we updated the capital cost estimate for the project to US$230 million plus IVA from the previous capital cost estimate of US$220 million plus IVA as inflation in wages and local inputs continues to place pressure on costs.  In developing  the previous cost estimate in November 2007, we estimated inflation for wages and other inputs within Argentina significantly higher than the official rate. With inflation exceeding company estimates, the estimated cost to complete the construction of Pirquitas has increased to US$230 million or 5% over the 2007 estimate. With eight months of mining experience and in-country administration, the company estimates that mining, milling and administration costs will now average US$26/tonne over the life of the mine.  As of December 31, 2008, the Company had expended US$194 million in construction costs of the total estimated US$230 million.

With production ramping up through Q2, Pirquitas is expected to produce in excess of six million ounces of silver in 2009 with full production in excess of 10 million ounces in 2010.

The government of Argentina is proposing to adopt a tax on the export of concentrates for projects with fiscal stability agreements predating 2002.  The Pirquitas Project has a fiscal stability agreement dating from 1998 and may be subject to this proposed export tax. Legality of the export tax is under review by the court in Argentina.

San Luis

A total of $6,981,000 was spent at the San Luis Joint Venture Project in Peru during the year compared to $8,196,000 in 2007.

Infill diamond drilling on the project’s Ayelén Vein was completed in 2007.  In 2008, a 6,600 meter diamond drilling program was completed, which tested a number of targets on this large property package (approximately 96 square miles).  Exploration targets focused on the BP Zone where brecciated volcanic rocks hosting copper-zinc-lead sulphide mineralization have been sampled over a broad area. Quartz vein systems where channel sampling has identified structures enriched in gold and silver will also be tested.  A revised resource estimate was completed in the fourth quarter of 2008, which defined a measured and indicated resource of 348,000 ounces of gold resources and 9.0 million ounces of silver resources. A feasibility study on placing the project in production has commenced and is expected to be completed in the first half of 2009.

We currently hold a 55% interest in the San Luis Project and have elected to increase our interest to 70% by completing a feasibility study.  We have the right to increase our interest in the San Luis Joint Venture to 80% by placing the project in production.  The remaining joint venture interest is held by Esperanza Silver Corporation.

Pitarrilla

A total of $18,443,000 was spent on our Pitarrilla property in Mexico during the current year compared to $17,584,000 in 2007.

In August 2008, we reported an increase in the silver resources at the Breccia Ridge Zone.  Project resources now total 159.9 million ounces of measured silver resources, 483.7 million ounces of indicated silver resources and 82.3 million ounces of inferred silver resources, placing Pitarrilla among the largest silver discoveries in the last decade.  Infill and exploration drilling of the Breccia Ridge Zone is ongoing with three drills on site.  Work on a 2.5 kilometer-long decline is continuing, which will provide underground drilling stations for the high grade silver and base metal mineralization of the Breccia Ridge Zone.  The portal and more than 1,300 meters of ramp excavation have been completed to date.

An engineering pre-feasibility study is nearing completion and focuses initially on developing the underground sulphide-associated, base metal and silver mineralization found at Breccia Ridge.  A second study focusing on development of the potential open pit resources is in progress.

Diablillos

A total of $6,037,000 was spent at the wholly-owned Diablillos silver-gold project in Argentina during the year compared to $4,768,000 in 2007.

We completed an 11,000-meter diamond drill program during 2007 and early 2008 on the project.  During the latter part of 2008, a further 5,063 meters of drilling was completed.  The objective of the program was to better define the inferred resource of 93.8 million ounces of silver resources and 815,000 ounces of gold resources.  We are in the process of preparing an updated resource estimate and conducting a metallurgical program for the Diablillos Project.  We have also engaged a Qualified Person as defined in NI 43-101 to prepare an updated resource estimate for the Diablillos Project, which is expected to be completed in the second quarter of 2009. Dependent on the results of the resource estimate and the metallurgical program, we will advance a pre-feasibility study on the economics of developing the Diablillos Project.

Snowfield

A total of $4,949,000 was spent at the wholly-owned property in Canada during the year compared to $2,571,000 in 2007.

In February, 2009, the company reported a five-fold increase in gold resources at the wholly-owned Snowfield Project in northern British Columbia, Canada. The increased gold resource is now comprised of measured and indicated gold resources totalling 4,362,000 ounces and inferred gold resources of 14,276,000 ounces using a cut-off grade of 0.5 grams of gold-equivalent per tonne. The property is located 65 kilometres north of the town of Stewart and 20 kilometres southeast of Barrick's high-grade gold-silver mine at Eskay Creek.

The resource estimate is based on 96 diamond drill holes completed in 2006-2008, two re-sampled historical holes, collectively totalling 33,922 meters and 15 trenches totalling 126 meters of surface chip sampling.

 A geological review is underway to assess the potential for expanding the mineralization at Snowfield and the adjacent Sulphurets Project held by Silver Standard. A follow-up program is being planned for 2009.

San Agustin

The San Agustin property is located 85 kilometers north of Durango City in Durango, Mexico.

In February 2009, an exploration company that had an option to acquire the property elected to not exercise its option. As a result, the property has been improved by over $10 million in exploration expenditures and is now the focus of an updated resource estimate commissioned by Silver Standard. The property appears to host a significant gold, silver and base metal resource.

As a result of developments at Snowfield and San Agustin, the company’s exposure to gold resources has expanded significantly.

Financial Position

Cash

At December 31, 2008, we had a cash and cash equivalent balance of $88,187,000 as compared to  $80,629,000 at December 31, 2007.  The increase is mainly attributed to:
•	$134,936,000 raised from the convertible debt financing in February;
•	$39,244,000 cash proceeds from sale of silver bullion in March;
•	$23,000,000 cash proceeds from the sale of the Shafter Project in July;
         net of:
•	$47,395,000 (2007 - $42,749,000) spent on mineral properties;
•	$135,771,000 (2007 - $45,556,000) spent to advance the development of Pirquitas.

Silver Bullion

In March 2008, we sold our silver bullion for cash proceeds of $39,244,000 (US$39,648,000).  As at December 31, 2007, the silver bullion was recorded on our balance sheet at a cost of $15,787,000.  The sale resulted in a gain of $23,457,000.  No tax expense was recorded as we have sufficient tax pools to offset the taxable gain on the sale.

Marketable Securities

Our marketable securities at December 31, 2008 have a carried cost of $10,449,000 and a market value of $13,376,000 for an unrealized loss of $2,927,000 compared to a carried cost of $10,235,000 and a market value of $33,209,000 for an unrealized gain of $22,974,000 at December 31, 2007.  These investments were made in various mineral exploration companies and are considered to be liquid.

Convertible debenture receivable

As part of considerations received for sale of the Shafter Silver Project (see “Liquidity”), we received a $10 million convertible debenture (“Debenture”) from Aurcana Corporation (“Aurcana”).  The Debenture has a three-year term, a coupon rate of 3% and is convertible at our option into 6,600,000 Aurcana common shares at $1.515 per share.  The Debenture is fully secured by general assets of Aurcana.

The note receivable component of the Debenture is designated as loans and receivable financial instrument.  At initial recognition, the fair value of the note receivable component was estimated at $6,868,000 using the discounted cash flow model method at market rate.  The note receivable component is accreted over an expected life of 3 years using the effective interest method.  As at December 31, 2008, the book value of the note receivable component of the Debenture was $7,254,000.  Interest and accretion income of $526,000 was recorded to earnings in relation to the Debenture.

The conversion feature of the Aurcana Debenture is classified as a held-for-trading financial instrument by default.  The fair value of conversion feature was estimated, at initial recognition, to be $1,442,000 and is re-valued at each period end based on the Black-Scholes valuation model.  As at December 31, 2008, the fair value of the conversion feature was $61,000.  As a result, an unrealized loss of $1,381,000 on financial instruments held-for-trading was recorded to net earnings during the period.

Other Investments

As at December 31, 2008, we had a total of $57,102,000 invested in Canadian asset-backed commercial paper (“ABCP”).  At the dates at which we acquired the investments, the non-bank sponsored ABCP was rated R-1 high by DBRS Limited (“DBRS”), the highest credit rating for commercial paper.  In August 2007, the ABCP market experienced liquidity problems and was subsequently frozen.  In September 2007, a Pan Canadian Committee (the “Committee”) consisting of a panel of major ABCP investors was formed to restructure the affected ABCP trusts.

At December 31, 2007, based on the limited data available, we estimated the fair values of our ABCP investments to be $45,102,000 using a valuation technique which incorporates a probability weighted approach applied to discounted future cash flows and an impairment of $12,000,000 was recorded in 2007.

On December 24, 2008, the Committee confirmed that an agreement has been reached with all key stakeholders, including the involvement of provincial and federal governments.  In January 2009, the Committee successfully obtained the final court approval to complete the restructuring.

On January 28, 2009, we received the restructured notes with a face value of $57,142,000 and first interest payment of $2,031,000.

The restructured notes are allocated as follow:
o	$37,004,000 in Class A-1 Notes
▪	Senior notes, with the other series of notes subordinated to them
▪	Expected to have an A rating with maturities ranging from 6 to 8 years
▪	Expected to have a coupon rate of Bankers’ Acceptances (BA) Rate less 0.5%.
o	$13,089,000 in Class A-2 Notes
▪	Senior to the Class B Notes
▪	Expected to have an A rating with a maturity of 8 years
▪	Expected to have a coupon rate of BA Rate less 0.5%.
o	$2,376,000 in Class B Notes
▪	Senior to the Class C Notes
▪	Expected to be unrated with a maturity of 8 years
▪	Expected to have a coupon rate of BA Rate less 0.5%.
o	$1,623,000 in Class C Notes
▪	Senior to the Ineligible Assets (IA) Tracking Notes
▪	Expected to be unrated with a maturity of 8 years
▪	Expected to have a coupon rate of BA plus 20.0%.
o	$3,050,000 in IA Tracking Notes
▪	Expected to be unrated with a maturity of 8 years
▪	Expected to have a coupon rate equivalent to the net rate of return generated by the specific underlying assets

As no secondary market has been developed for these restructured notes as at December 31, 2008, we estimated the fair value of our restructured notes using a valuation technique which incorporates a probability weighted approach applied to discounted future cash flows from the restructured notes and the fair value of our investments based on the indicative values contained in a report issued by J.P. Morgan, financial advisor to the Committee.  Based on our best estimate, the fair value of our restructured notes at December 31, 2008 was $26,700,000, resulting in an impairment of $18,402,000 recorded in 2008.  There is currently no certainty regarding the development of a secondary market for the restructured notes and therefore the fair value reported may change materially in subsequent periods.

In July 2008, we initiated legal action against a Canadian chartered bank and DBRS by filing a writ and statement of claim in the Supreme Court of British Columbia to recover any losses that may occur with respect to the ultimate recovery of our ABCP investments. There can be no assurance that the outcome of this litigation will be favourable to us.

Long-term Contractual Obligations

The following table discloses our contractual obligations:

	Less than 1 year	1-3 years	4-5 years	5+ years	Total
	$	$	$	$	$

Lease obligations	301	606	412	-	1,319
Asset retirement obligations	287	1,648	1,204	2,629	5,768
Long-term convertible notes*	7,605	15,210	180,402	-	203,217
	8,193	17,464	182,018	2,629	210,304

 * Convertible notes are due in 2028 but expected to be repaid in 2013.  The notes bear an interest rate of 4.5% per annum and are convertible into common shares at a fixed conversion rate upon specified events.

ADDITIONAL DISCLOSURES

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.  Any system of internal control over financial reporting, no matter how well designed, has inherent limitations.  Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.  There have been no changes in our internal control over financial reporting during the year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet financing arrangements.

Related Party Transactions

During the year ended December 31, 2008, we recorded administrative, technical services and expense reimbursements of $1,333,000 (2007 - $426,000) from companies related by common directors or officers.  At December 31, 2008, accounts receivable include $52,000 (2007 - $111,000) from these related parties.  Any amounts due from related parties are non-interest bearing and without specific terms of repayment.  Any transactions for expense reimbursement with related parties are at normal business terms.

Critical Accounting Estimates

The preparation of our consolidated financial statements requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as revenues and expenses.  Our accounting policies are described in note 2 of our 2008 audited annual financial statements.

Mineral Property Costs

We regularly review the net carrying value of each mineral property for conditions that suggest impairment.  This review requires significant judgment where we do not have any proven and probable reserves that would enable us to estimate future cash flows to be compared to the carrying values.  Factors considered in the assessment of asset impairment include, but are not limited to, whether there has been a significant decrease in the market price of the property; whether there has been a significant adverse change in the legal, regulatory, accessibility, title, environmental or political factors that could affect the property’s value; whether there has been an accumulation of costs significantly in excess of the amounts originally expected for the property’s acquisition, development or cost of holding; whether exploration activities produced results that are not promising such that no more work is being planned in the foreseeable future and whether the company has significant funds to be able to maintain its interest in the mineral property.

Where we do have proven and probable reserves, as is now the case at our Pirquitas property, the expected undiscounted future cash flows from an asset are compared to its carrying value.  These future cash flows are developed from models using assumptions that reflect the long-term operating plans for an asset given our best estimate of the most probable set of economic conditions.  Commodity prices used reflect market conditions at the time the models are developed.  These models are updated from time to time, and lower prices are used should market conditions deteriorate.  Inherent in these assumptions are significant risks and uncertainties.

Stock-based compensation

We provide compensation benefits to our employees, directors, officers and consultants through a stock option plan.  The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model.  Expected volatility is based on historical volatility of our share price.  We utilize historical data to estimate option exercises and termination behaviour with the valuation model.  The risk-free rate for the expected term of the option is based on the Government of Canada yield curve in effect at the time of the grant.  Actual results may differ materially from those estimates based on these assumptions.

Asset Retirement Obligations

The amounts recorded for asset retirement costs are based on estimates included in closure and remediation plans.  These estimates are based on engineering studies of the work that is required by environmental laws or public statements by management which results in an obligation.  These estimates include an assumption on the rate at which costs may inflate in future periods.  Actual costs and the timing of expenditures could differ from these estimates.

Income and Resource Taxes

The determination of our future tax liabilities and assets involves significant management estimation and judgment involving a number of assumptions.  In determining these amounts we interpret tax legislation in a variety of jurisdictions and make estimates of the expected timing of the reversal of future tax assets and liabilities.  We also make estimates of the future earnings which affect the extent to which potential future tax benefits may be used.  We are subject to assessment by various taxation authorities, which may interpret tax legislation in a manner different from our view.  These differences may affect the final amount or the timing of the payment of taxes.  When such differences arise we make provision for such items based on our best estimate of the final outcome of these matters.

Other Investments

We hold $57,102,000 ($26,700,000 net of fair value adjustment) in ABCP investments as at December 31, 2008.  See “Other Investments” discussion under “Investing Activities”.

As at December 31, 2008, no market quoted value was available to determine the fair value of our ABCP investments.  As such, we estimated the fair values of our ABCP investments based on information outlined in the Restructuring Plan and the limited market data available.  Since the fair values are based on our assessment of market conditions at December 31, 2008, the uncertainty regarding the outcome of the restructuring plan, and the related amount and timing of cash flows the fair value reported may change materially in subsequent periods.

Convertible Debenture Receivable

We follow accounting guidelines in determining the value of the liability and equity components of the convertible debenture receivable, as disclosed in Note 5(c) to the interim Financial Statements.  The carrying value of the note receivable component was determined by discounting the stream of future payments of interest and principal over a 3 year expected life at the prevailing market rate for a similar debenture without the conversion feature.  The note receivable component is accreted over its expected life using the effective interest method.  The carrying value of the conversion feature was measured using the Black-Scholes valuation model.  The conversion feature component is re-valued at each period end with net change recorded to the net earnings.

Convertible Debt

We follow accounting guidelines in determining the value of the liability and equity components of the convertible notes, as disclosed in Note 9 to the Financial Statements.  The carrying value of the liability component was determined by discounting the stream of future payments of interest and principal over a 5 year expected life at the prevailing market rate for a similar liability without the conversion feature.  The carrying value of the equity component was measured as the face value of the notes less the portion relating to the debt component.  We estimated the expected life of the debt based on early repayment rights exercisable by both parties in the fifth year of the agreement.

Management’s Annual Report on Internal Control Over Financial Reporting

The following report is provided by management in respect of internal control over financial reporting (as defined in the rules of the CSA and the SEC):

(1)
Management is responsible for establishing and maintaining adequate internal control over financial reporting.  All internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements.  Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

(2)	Our management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of our internal control over financial reporting.

(3)
As at December 31, 2008, management assessed the effectiveness of our internal control over financial reporting and concluded that such internal control over financial reporting is effective and that there are no material weaknesses in our internal control over financial reporting.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during the year ended December 31, 2008, that have materially affected, or are reasonably likely to affect our internal control over financial reporting.

Changes in Accounting Policies

Financial Instruments - Disclosures

Effective January 1, 2008, we adopted CICA Handbook Section 3862, “Financial Instruments – Disclosures” and CICA Handbook Section 3863, “Financial Instruments – Presentation”.  Section 3862 requires the disclosure of quantitative and qualitative information in our financial statements to evaluate (a) the significance of financial instruments for our financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which we are exposed during the period and at the balance sheet date.  Management’s objectives, policies and procedures for managing such risks are disclosed in note 5(d) of the financial statements. Section 3863 replaces the existing requirements on presentation of financial instruments.

Capital Disclosure

Effective January 1, 2008, we adopted CICA Handbook Section 1535, “Capital Disclosures”, which requires the disclosure of information on our objectives, policies, and processes for managing capital.  This information is disclosed in note 13 of the financial statements.

Going Concern

Effective January 1, 2008, we adopted an amendment to CICA Handbook Section 1400, “General Standards of Financial Statement Presentation” in relation to going concern.  The amendment requires management to assess an entity’s ability to continue as a going concern.  When management is aware of material uncertainties related to events or conditions that may cast doubt on an entity’s ability to continue as a going concern, those uncertainties must be disclosed.  In assessing the appropriateness of the going concern assumption, the standard requires management to consider all available information about the future, which is at least, but not limited to, twelve months from the balance sheet date.  This standard has no significant effect on our financial statements.

Inventories

Effective January 1, 2008, we adopted CICA Handbook Section 3031, “Inventories”, which prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value.  It also provides guidance on the cost formulas that are used to assign costs to inventories.  As at December 31, 2008, we have no inventories and this standard has no effect on our financial statements.

Income Statement Presentation of Tax Loss Carryforward

Effective September 30, 2008, we adopted EIC-172, “Income Statement Presentation of a Tax Loss Carryforward Recognized Following an Unrealized Gain in Other Comprehensive Income”.  This abstract provides guidance on whether the tax benefit from the recognition of previously unrecognized tax loss carryforwards consequent to the recording of unrealized gains in other comprehensive income, such as unrealized gains on available-for-sale financial assets, should be recognized in net income or in other comprehensive income.  The abstract should be applied retrospectively, with restatement of prior periods from January 1, 2007, the date of adoption of CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement”.

The adoption of EIC-172 resulted in a reclassification of $5,084,000 of future income tax recovery from opening accumulated other comprehensive income to opening accumulated deficit effective January 1, 2007, $1,098,000 of future income tax expense from other comprehensive loss to net loss for the year ended December 31, 2007 and $3,416,000 of future income tax expense from other comprehensive loss to net loss in the current year.

Recent Accounting Pronouncements

Recent accounting pronouncements issued which may impact us in the future are as follows:

Goodwill and Intangible Assets

CICA Handbook Section 3064, “Goodwill and Intangible Assets”, replaces Section 3062, “Goodwill and Other Intangible Assets,” and CICA Section 3450, “Research and Development Costs,” and EIC-27, “Revenues and expenditures during the pre-operating period”. The Standard reinforces the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarifies the application of the concept of matching revenues and expenses such that the current practice of recognizing assets that may not meet the definition and recognition criteria are eliminated.  This new standard also provides guidance for the treatment of pre-production and start-up costs and requires that these costs and related revenues be reflected in earnings.  The changes are effective for interim and annual financial statements beginning January 1, 2009.  We have not yet determined the impact of the adoption of this change on the disclosure in our financial statements.

International Financial Reporting Standards

We have been monitoring the deliberations and progress being made by accounting standard setting bodies and securities regulators in Canada and United States with respect to their plans regarding convergence to International Financial Reporting Standards (“IFRS”):

•
In February 2008, the Canadian Accounting Standards Board confirmed that publicly listed companies will be required to adopt IFRS for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  Early adoption may be permitted, however, exemptive relief requires approval of the Canadian Securities Administrators.

•
In August 2008, the Securities and Exchange Commission of the United States announced that it would seek public comments on a proposed roadmap for the potential mandatory adoption of IFRS beginning in 2014 for large accelerated filers, accelerated filers in 2015 and then remaining public companies in 2016.

In preparation for the changeover from GAAP to IFRS, we commenced the planning process during the second quarter of 2008.  Specific initiatives are underway and others have been planned for the transitioning from GAAP to IFRS.  Current status of the project is as follows:

Resources
•	We have retained the service of a major public accounting firm to provide technical and process management assistance for the project.
•	We will continue to invest in training and resources to ensure a timely and effective conversion.

Process
•	A diagnostic assessment of the key impact areas was completed.
•
A detailed assessment of accounting and measurement differences between IFRS and Canadian GAAP on current accounting policies, as well as new policies anticipated to be implemented as we transition to a producer, is currently underway.

•	Initial findings and observations from the work completed to date will serve as an input in establishing the key parameters to develop solutions during the design phase of the project.
•	An initial assessment of exemptions available under IFRS 1, “First-time Adoption of IFRSs”, has been completed.
•	A high-level impact assessment of IFRS conversion on our IT systems and tax processes is underway.
•	Our audit committee is monitoring our progress and is kept informed of issues identified.
•	Our external auditor is advised of the progress status and issues identified.

We anticipate that there will be changes in accounting policies and these changes may materially impact our financial statements.

Outstanding Share Data

The authorized capital consists of unlimited common shares without par value.  As at March 10, 2009, the following common shares, options and share purchase warrants were outstanding:

	Number of Shares	Exercise Price $	Remaining Life (years)
Capital stock	68,233,047	-	-
Stock options	4,988,750	$10.50 - $40.62	0.8 – 9.8
Fully diluted	73,221,797	-	-

Subsequent Events

(a)
In February 2009, we closed a public share offering of 5,450,000 common shares at a price of US$17.00 per share, for aggregate gross proceeds of $115,924,000 (US$92,650,000).  After deducting underwriting fees and estimated offering expenses of $6,922,000 (US$5,533,000), net proceeds were $109,002,000 (US$87,117,000).

(b)
In February 2009, Geologix Explorations Inc. elected not to exercise its option to acquire 100% interest in the San Agustin property.  As a result, the San Agustin property, which contains  estimated resources of 1.61 million ounces of indicated gold, 1.08 million ounces of inferred gold, 48.3 million ounces of indicated silver and 37.3 million ounces of inferred silver, was returned to us.

RISKS AND UNCERTAINTIES

We are a company focused on the acquisition, exploration and development of silver-dominant projects and are exposed to a number of risks and uncertainties that are common to other companies in the same business.  Some of these risks have been discussed elsewhere in this report and are discussed in detail in the MD&A for the year ended December 31, 2008.

The Pirquitas Project is our only mineral property under development and we may not be able to successfully establish mining operations.

The Pirquitas Project is our only mineral property currently under development. The development of the Pirquitas Project and the future development of any other properties found to be economically feasible and approved by our board of directors will require the construction and operation of mines, processing plants and related infrastructure. As a result, we are and will continue to be subject to all of the risks associated with establishing new mining operations including:

•	the timing and cost, which can be considerable, of the construction of mining and processing facilities;
•	the availability and cost of skilled labor and mining equipment;
•	the availability and cost of appropriate smelting and refining arrangements;
•	the need to obtain necessary environmental and other governmental approvals and permits and the timing of the receipt of those approvals and permits;
•	the availability of funds to finance construction and development activities;
•	potential opposition from non-governmental organizations, environmental groups or local groups which may delay or prevent development activities; and
•	potential increases in construction and operating costs due to changes in the cost of fuel, power, materials and supplies.

The costs, timing and complexities of mine construction and development for the Pirquitas Project and our other projects may be greater than we anticipate because the majority of our property interests are not located in developed areas and, as a result, may not be served by appropriate road access, water and power supply, and other support infrastructure, and cost estimates may increase as more detailed engineering work is completed on a project. It is common in new mining operations to experience unexpected costs, problems and delays during construction, development and mine start-up. In addition, delays in the commencement of mineral production often occur. Accordingly, we cannot provide assurance that our activities will result in profitable mining operations at the Pirquitas Project or any of our other mineral properties.

We have no revenue from operations and no ongoing mining operations of any kind.

We are a development stage company and have no revenue from operations and no ongoing mining operations of any kind. Other than the Pirquitas Project, all of our properties are in the exploration stage, and we have not defined or delineated any proven or probable reserves on any of our exploration stage properties. Mineral exploration involves significant risk because few properties that are explored contain bodies of ore that would be commercially economic to develop into producing mines. If our current exploration programs do not result in the discovery of commercial ore, we may need to write-off part or all of our investment in our existing exploration stage properties and we will be required to acquire additional properties.

The determination of whether any mineral deposits on our properties are economically viable is affected by numerous factors beyond our control. These factors include:
•	the metallurgy of the mineralization forming the mineral deposit;
•	market fluctuations for metal prices;
•	the proximity and capacity of natural resource markets and processing equipment; and
•	government regulations governing prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.

We may not have sufficient funds to develop our mineral properties or to complete further exploration programs.

We have limited financial resources. We had cash and cash equivalents of $88 million and marketable securities of $13.4 million as of December 31, 2008. Since such date, we have expended funds on, among other things, the advancement of the Pirquitas Project at a rate reflecting its advanced development stage and consistent with the announced estimated capital costs of US$230 million to complete construction of the project. We do not generate operating revenue, and must finance our exploration activity and the development of our mineral properties by other means. In the future, our ability to continue our exploration and development activities, if any, will depend on our ability to develop the Pirquitas Project and generate operating revenue or obtain additional external financing. Any unexpected costs, problems or delays in the start-up of the Pirquitas Project, or any delay in the commencement of mineral production from the Pirquitas Project, could severely impact our ability to continue our exploration and development activities.

The sources of external financing that we may use for these purposes include project or bank financing, or public or private offerings of equity and debt. In addition, we may enter into one or more strategic alliances or joint ventures, decide to sell certain property interests, or utilize one or a combination of all of these alternatives. The financing alternative chosen by us may not be available to us on acceptable terms, or at all. If additional financing is not available, we may have to postpone the development of, or sell, one or more of our principal properties.

Changes in the market price of silver and other metals, which in the past have fluctuated widely, will affect our operations.

Our profitability and long-term viability will depend, in large part, on the market price of silver, gold, tin, zinc, lead and copper. The market prices for these metals are volatile and are affected by numerous factors beyond our control, including:
•	global or regional consumption patterns;
•	the supply of, and demand for, these metals;
•	speculative activities;
•	the availability and costs of metal substitutes;
•	expectations for inflation; and
•	political and economic conditions, including interest rates and currency values.

We cannot predict the effect of these factors on metal prices. A decrease in the market price of silver and other metals would affect the profitability of the Pirquitas Project and could affect our ability to finance the exploration and development of any of our other mineral properties. The market price of silver and other metals may not remain at current levels. In particular, an increase in worldwide supply, and consequent downward pressure on prices, may result over the longer term from increased silver production from mines developed or expanded as a result of current metal price levels.

Recent market events and conditions may adversely affect our business and industry.

In 2007 and into 2008, the U.S. credit markets began to experience serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market (particularly, sub-prime and non-prime mortgages) and a decline in the credit quality of mortgage-backed securities. These problems led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence. These conditions continued and worsened in 2008 and early 2009, causing a loss of confidence in the U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks and other financial institutions and insurers, and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by the U.S. and other governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. In addition, general economic indicators, including employment levels, announced corporate earnings, economic growth and consumer confidence, have deteriorated. Any or all of these market events and conditions may adversely affect our business and industry.

General economic conditions may adversely affect our growth and profitability.

The recent unprecedented events in global financial markets have had a profound impact on the global economy, which is now acknowledged to be in recession. Many industries, including the silver and gold mining industry, are impacted by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations, high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect our growth and profitability. Specifically:

•	the global credit/liquidity crisis could impact the cost and availability of financing and our overall liquidity;
•	the volatility of silver and gold prices would impact our revenues, profits, losses and cash flow;
•	continued recessionary pressures could adversely impact demand for our production;
•	volatile energy, commodity and consumables prices and currency exchange rates would impact our production costs; and
•	the devaluation and volatility of global stock markets would impact the valuation of our equity and other securities.

These factors could have a material adverse effect on our financial condition and results of operations.

We have a history of losses and may continue to incur losses for the foreseeable future.

We have a history of losses, including losses of $10.5 million and $35.2 million for the years ended December 31, 2008 and 2007.

We expect to continue to incur losses unless and until such time as the Pirquitas Project enters into commercial production and then generates sufficient revenues to fund continuing operations. The development of the Pirquitas Project and any other mineral property will require the commitment of substantial financial resources that may not be available.

The amount and timing of expenditures will depend on a number of factors, including the progress of ongoing exploration and development, the results of consultants’ analyses and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, and our acquisition of additional property interests, some of which are beyond our control. We cannot provide assurance that we will ever achieve profitability.

An event of default under our Convertible Notes may significantly reduce our liquidity and adversely affect our business.

Under the indenture governing the Convertible Notes, we made various covenants to the trustees on behalf of the holders of the Convertible Notes, including to make payments of interest and principal when due and, upon undergoing a fundamental change, to offer to purchase all of the outstanding Convertible Notes.

If there is an event of default under the Convertible Notes, the principal amount of such notes, plus accrued and unpaid interest, if any, may be declared immediately due and payable. If such an event occurs, we could lose our properties, including the Pirquitas Project, and our shareholders could lose their entire investment.

We follow Canadian disclosure practices concerning our mineral reserves and resources which allow for more disclosure than is permitted for U.S. reporting companies.

Our resource estimates are not directly comparable to those made in filings subject to the SEC reporting and disclosure requirements, as we report resources in accordance with Canadian practices. These practices are different from the practices used to report resource estimates in reports and other materials filed with the SEC in that the Canadian practice is to report measured, indicated and inferred resources. In the United States, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this MD&A, or in any document incorporated by reference herein, may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

Our reserve and resource estimates are based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated.

In making determinations about whether to advance any of our projects to development, we must rely upon estimated calculations as to the mineral reserves and grades of mineralization on our properties. Until ore is actually mined and processed, mineral reserves and grades of mineralization must be considered as estimates only. These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling which may prove to be unreliable. We cannot provide assurance that:

•	reserve, resource or other mineralization estimates will be accurate; or
•	mineralization can be mined or processed profitably.

Any material changes in mineral reserve estimates and grades of mineralization will affect the economic viability of placing a property into production and a property’s return on capital. Our reserve and resource estimates have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for silver, gold, tin, zinc, lead and copper may render portions of our mineralization uneconomic and result in reduced reported mineral reserves.

Any material reductions in estimates of mineralization, or of our ability to extract this mineralization, could have a material adverse effect on our results of operations or financial condition. We cannot provide assurance that mineral recovery rates achieved in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale.

Mining is inherently risky and subject to conditions or events beyond our control.

The development and operation of a mine or mine property is inherently dangerous and involves many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include:
•	unusual or unexpected geological formations;
•	metallurgical and other processing problems;
•	metal losses;
•	environmental hazards;
•	power outages;
•	labor disruptions;
•	industrial accidents;
•	periodic interruptions due to inclement or hazardous weather conditions;
•	flooding, explosions, fire, rockbursts, cave-ins and landslides;
•	mechanical equipment and facility performance problems; and
•	the availability of materials and equipment.

These risks could result in damage to, or destruction of, mineral properties, production facilities or other properties, personal injury or death, including to our employees, environmental damage, delays in mining, increased production costs, asset write downs, monetary losses and possible legal liability. We may not be able to obtain insurance to cover these risks at economically feasible premiums, or at all. Insurance against certain environmental risks, including potential liability for pollution and other hazards as a result of the disposal of waste products occurring from production, is not generally available to companies within the mining industry. We may suffer a material adverse effect on our business if we incur losses related to any significant events that are not covered by our insurance policies.

We are subject to significant governmental regulations.

Our exploration activities are, and the development of the Pirquitas Project is, subject to extensive federal, state, provincial, territorial and local laws and regulations governing various matters, including:

•	environmental protection;
•	the management and use of toxic substances and explosives;
•	the management of natural resources;
•	the exploration of mineral properties;
•	exports;
•	price controls;
•	taxation and mining royalties;
•	labor standards and occupational health and safety, including mine safety; and
•	historic and cultural preservation.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, or the imposition of additional local or foreign parties as joint venture partners, any of which could result in significant expenditures. We may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of our activities and delays in the exploration and development of our properties.

We require further permits in order to conduct our current and anticipated future operations, and delays or a failure to obtain such permits, or a failure to comply with the terms of any such permits that we have obtained, would adversely affect our business.

Our current and anticipated future operations, including further exploration, development activities and commencement of production on our mineral properties, require permits from various governmental authorities. Obtaining or renewing governmental permits is a complex and time-consuming process. The duration and success of efforts to obtain and renew permits are contingent upon many variables not within our control.

We cannot provide assurance that all permits that we require for our operations, including any for construction of mining facilities or conduct of mining, will be obtainable or renewable on reasonable terms, or at all. Delays or a failure to obtain such required permits, or the expiry, revocation or failure by us to comply with the terms of any such permits that we have obtained, would adversely affect our business.

Our activities are subject to environmental laws and regulations that may increase our costs and restrict our operations.

All of our exploration and potential development and production activities in Argentina, Australia, Canada, Chile, Mexico, Peru and the United States are subject to regulation by governmental agencies under various environmental laws. To the extent that we conduct exploration activities or undertake new mining activities in other countries, we will also be subject to environmental laws and regulations in those jurisdictions. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Environmental legislation in many countries is evolving and the trend has been towards stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on our behalf and may cause material changes or delays in our intended activities. Future changes in these laws or regulations could have a significant adverse impact on some portion of our business, causing us to re-evaluate those activities at that time.

Land reclamation requirements for our exploration properties may be burdensome.

Although variable depending on location and the governing authority, land reclamation requirements are generally imposed on mineral exploration companies (as well as companies with mining operations) in order to minimize long term effects of land disturbance. Reclamation may include requirements to:

•	control dispersion of potentially deleterious effluents; and
•	reasonably re-establish pre-disturbance land forms and vegetation.

In order to carry out reclamation obligations imposed on us in connection with our exploration and potential development activities, we must allocate financial resources that might otherwise be spent on further exploration and development programs. Certain of our projects have been subject to historic mining operations and certain of the properties that were historically mined by us are subject to remediation obligations. We have set up a provision for our reclamation bonds but this provision may not be adequate. If we are required to carry out unanticipated reclamation work, our financial position could be adversely affected.

Our properties may be subject to uncertain title.

We cannot provide assurance that title to our properties will not be challenged. We own, lease or have under option, unpatented and patented mining claims, mineral claims or concessions which constitute our property holdings. The ownership and validity, or title, of unpatented mining claims and concessions are often uncertain and may be contested. We also may not have, or may not be able to obtain, all necessary surface rights to develop a property. Title insurance is generally not available for mineral properties and our ability to ensure that we have obtained a secure claim to individual mining properties or mining concessions may be severely constrained. We have not conducted surveys of all of the claims in which we hold direct or indirect interests. A successful claim contesting our title to a property will cause us to lose our rights to explore and, if warranted, develop that property. This could result in our not being compensated for our prior expenditures relating to the property.

The sale of our concentrates will be subject to counterparty and market risks.

We intend to enter into long-term supply arrangements to sell some of the silver, tin and zinc concentrates to be produced at the Pirquitas Project to metal traders or integrated mining and smelting companies. We intend to sell the balance of these concentrates in the spot market. There is no assurance that we will be successful in entering into such arrangements on acceptable terms, or at all. If we are not successful in entering into such arrangements, we may be forced to sell all of our concentrates, or greater volumes of them than we may from time to time intend, in the spot market or we may not have a market for our concentrates. In addition, should any counterparty to any supply arrangement we may enter into not honour such arrangement, or should any of such counterparties become insolvent, we may incur losses for products already shipped and be forced to sell greater volumes of our concentrates than intended in the spot market or we may not have a market for our concentrates and our future operating results may be materially adversely impacted as a result. Moreover, there can be no assurance that we will be able to renew any agreements we may enter into to sell concentrates when such agreements expire, or that our concentrates will meet the qualitative requirements under future concentrate agreements or the requirements of buyers.

Political or economic instability or unexpected regulatory change in the countries where our properties are located could adversely affect our business.

Certain of our properties are located in countries, provinces and states more likely to be subject to political and economic instability, or unexpected legislative change, than is usually the case in certain other countries, provinces and states. Our mineral exploration or potential development activities could be adversely affected by:

•	political instability and violence;
•	war and civil disturbance;
•	labor unrest;
•	expropriation or nationalization;
•	changing fiscal regimes and uncertain regulatory environments;
•	fluctuations in currency exchange rates;
•	high rates of inflation;
•	changes to royalty and tax regimes, including the elimination of tax exemptions for mining companies by the Argentinean government;
•	underdeveloped industrial and economic infrastructure; and
•	the unenforceability of contractual rights and judgments.

We cannot provide assurance that we will successfully acquire additional commercially mineable mineral rights.

Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any anticipated level of recovery of ore reserves will be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of reserves, resources, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.

Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project. Our future growth and productivity will depend, in part, on our ability to identify and acquire additional commercially mineable mineral rights, and on the costs and results of continued exploration and potential development programs. Mineral exploration is highly speculative in nature and is frequently non-productive. Substantial expenditures are required to:

•	establish ore reserves through drilling and metallurgical and other testing techniques;
•	determine metal content and metallurgical recovery processes to extract metal from the ore; and

•	construct, renovate or expand mining and processing facilities.

In addition, if we discover ore, it would take several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change. As a result of these uncertainties, there can be no assurance that we will successfully acquire additional commercially mineable (or viable) mineral rights.

We may be adversely affected by future fluctuations in foreign exchange rates.

We maintain our bank accounts primarily in Canadian and U.S. dollars. We expect that our future revenue, if any, will be in U.S. dollars, while certain of our costs will be incurred in other currencies. In particular, any appreciation in the currencies of Argentina, Australia, Chile, Mexico or other countries where we carry out exploration or development activities against the Canadian or U.S. dollar will increase our costs of carrying on operations in such countries. With the development of the Pirquitas Project, our costs denominated in the currency of Argentina have increased over past levels and we have greater exposure to Argentinean currency fluctuations. In addition, any decrease in the U.S. dollar against the Canadian dollar will result in a loss on our books to the extent we hold funds in U.S. dollars. As a result, our financial performance and forecasts can be significantly impacted by changes in foreign exchange rates.

High metal prices in recent years have encouraged increased mining exploration, development and construction activity, which has increased demand for, and cost of, exploration, development and construction services and equipment.

The relative strength of metal prices over the past five years has encouraged increases in mining exploration, development and construction activities around the world, which has resulted in increased demand for, and cost of, exploration, development and construction services and equipment. While recent market conditions have had a moderating effect on the costs of such services and equipment, increases in such costs may continue with the resumption of an upward trend in metal prices. Increased demand for services and equipment could result in delays if services or equipment cannot be obtained in a timely manner due to inadequate availability, and may cause scheduling difficulties due to the need to coordinate the availability of services or equipment, any of which could materially increase project exploration, development and/or construction costs.

We face industry competition in the acquisition of exploration properties and the recruitment and retention of qualified personnel.

We compete with other exploration and producing companies, many of which have greater financial resources than us or are further advanced in their development, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel. In particular, we face competition for qualified personnel and equipment for the Pirquitas Project, which may increase our estimated costs of developing the project or result in delays. We expect that a significant number of expatriate employees will be required in the early stages of production at the Pirquitas Project to train the local workforce. If we require and are unsuccessful in acquiring additional mineral properties or qualified personnel, we will not be able to grow at the rate we desire, or at all.

Some of our directors and officers have conflicts of interest as a result of their involvement with other natural resource companies.
Some our directors and officers are directors or officers of other natural resource or mining-related companies.  These associations may give rise to conflicts of interest from time to time. As a result of these conflicts of interest, we may miss the opportunity to participate in certain transactions, which may have a material adverse effect on our financial position.

We may experience difficulty attracting and retaining qualified management to grow our business.

We are dependent on the services of key executives, including Robert Quartermain, the Company’s President and Chief Executive Officer, and other highly skilled and experienced executives and personnel focused on advancing our corporate objectives as well as the identification of new opportunities for growth and funding. Due to our relatively small size, the loss of any of these persons or our inability to attract and retain additional highly skilled employees required for the development of the Pirquitas Project and our other activities may have a material adverse effect on our business and financial condition.

We may fail to maintain adequate internal control over financial reporting pursuant to the requirements of the Sarbanes-Oxley Act.

We documented and tested during our two most recent fiscal years our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”). SOX requires an annual assessment by management of the effectiveness of our internal control over financial reporting and, for fiscal years commencing with our fiscal year ended December 31, 2006, an attestation report by our independent auditors addressing the effectiveness of internal control over financial reporting. We may fail to maintain the adequacy of our internal control over financial reporting as such standards are modified, supplemented or amended from time to time, and we may not be able to ensure that we can conclude, on an ongoing basis, that we have effective internal control over financial reporting in accordance with Section 404 of SOX. Our failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price or the market value of our securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. Future acquisitions of companies, if any, may provide us with challenges in implementing the required processes, procedures and controls in our acquired operations. No evaluation can provide complete assurance that our internal control over financial reporting will detect or uncover all failures of persons within our Company to disclose material information otherwise required to be reported. The effectiveness of our processes, procedures and controls could also be limited by simple errors or faulty judgments. In addition, as we continue to expand, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that we continue to improve our internal control over financial reporting. Although we intend to expend substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, we cannot be certain that we will be successful in complying with Section 404 of SOX.

CAUTION ON FORWARD-LOOKING STATEMENTS

The MD&A contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws concerning the anticipated developments in our operations in future periods, our planned exploration activities, the adequacy of our financial resources and other events or conditions that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as ‘‘expects’’, ‘‘anticipates’’, ‘‘plans’’, ‘‘projects’’, ‘‘estimates’’, ‘‘assumes’’, ‘‘intends’’, ‘‘strategy’’, ‘‘goals’’, ‘‘objectives’’, ‘‘potential’’ or variations thereof, or stating that certain actions, events or results ‘‘may’’, ‘‘could’’, ‘‘would’’, ‘‘might’’ or ‘‘will’’ be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be ‘‘forward-looking statements’’. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: uncertainty of production at our mineral exploration properties; risks and uncertainties associated with new mining operations; risks related to our ability to obtain adequate financing for our planned development activities and to complete further exploration programs; our history of losses and expectation of future losses; differences in U.S. and Canadian practices for reporting resources; risks and uncertainties relating to the interpretation of drill results and the geology, grade and continuity of our mineral deposits; unpredictable risks and hazards related to the development and operation of a mine or mine property; commodity price fluctuations; risks related to governmental regulations, including environmental regulations; risks related to delay or failure to obtain required permits, or non-compliance; increased costs and restrictions on operations due to compliance with environmental laws and regulations; risks related to reclamation activities on our properties; uncertainties related to title to our mineral properties; risks related to political instability and unexpected regulatory change; our ability to successfully acquire additional commercially mineable mineral rights; currency fluctuations; increased competition in the mining industry for properties and qualified personnel; risks related to some of our directors’ and officers’ involvement with other natural resource companies; and our ability to attract and retain qualified personnel and management.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A under the heading ‘‘Risks and Uncertainties”.  Our forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, you should not place undue reliance on forward-looking statements.